EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2007	2006	2007	2006
Pretax income from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$13,571	$14,751	$26,840	$27,762
Add:
Fixed charges	8,613	4,155	12,736	8,234

Adjusted p retax income	$22,184	$18,906	$39,576	$35,996

Fixed charges:
Interest exp ense	$7,782	$3,656	$11,363	$7,253
Estimate of interest within rental exp ense	831	499	1,373	981

Total fixed charges	$8,613	$4,155	$12,736	$8,234

Ratio of earnings to fixed charges	2.6	4.6	3.1	4.4